TELUS and Clearnet to create Canada's
                            largest wireless company

              C$6.6 billion acquisition of Clearnet provides TELUS
               with immediate national wireless coverage and sets
                  stage for mobility, data and Internet growth


TORONTO, August 21, 2000 - In what will be the largest acquisition in Canadian telecommunications history, TELUS Corporation (TSE: T, T.A) has agreed to offer to acquire all of the shares of national digital wireless company Clearnet Communications Inc. (TSE: NET.A; NASDAQ: CLNT). The combined entity will be a leader in the fast-growing market for national wireless voice, data and Internet services. The combination of TELUS's and Clearnet's wireless operations will produce the largest wireless company in Canada in terms of annual revenue, customer growth and wireless spectrum position.

The transaction, valued at C$6.6 billion, will unite Western Canada's leading wireless company with the country's most dynamic national wireless company. This deal is a major advance in building TELUS into the leading Canadian provider of advanced, integrated communications, with more than 1.8 million customers, a license to provide coverage to 30.7 million potential customers and existing digital network coverage for more than 21 million potential customers from coast to coast. George Cope, President and CEO of Clearnet, will assume leadership of the combined wireless entity as its President and CEO.

A Bold New Force in Canadian Telecommunications
"Wireless and IP applications are the two fastest-growing areas in telecommunications and their convergence will be the most significant event of the next decade for our industry. Our objective is to become the Canadian leader of this market," said Darren Entwistle, TELUS President and CEO. "This transaction will give us immediate national wireless coverage, which will serve as the foundation for the data and Internet strategy we are about to unveil.

"This deal is significant not only in its scale, but, more importantly, it signifies TELUS's strong commitment to becoming Canada's preeminent data and wireless communications company. And it indicates how TELUS will behave in the future. We will act quickly, decisively and responsibly, focusing on growth areas of our industry to add value for our shareholders."

George Cope, President and CEO of Clearnet, called the deal "an exciting and compelling opportunity for Clearnet shareholders, clients and employees to be part of a bold new force in Canadian telecommunications. Together, we will be able to dramatically expand our ability to fully exploit the opportunities in Canadian wireless.

"Our clients will greatly benefit from this transaction through access to a competitive and integrated mix of new and improved services, including bundled services and new data and Internet options. Joining forces with TELUS means we will have unparalleled human and financial resources to capitalize on the wireless revolution in voice, Internet and data services."


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Under the terms of a Support Agreement between TELUS and Clearnet, pursuant to which TELUS has agreed to make, and Clearnet has agreed to support, the offer, TELUS will offer to acquire all of the outstanding shares of Clearnet for C$70 per share (after giving effect to the conversion ratio between Clearnet's Class B and Class A non-voting shares). Clearnet shareholders have the right to elect to receive C$70 in cash or 1.636 TELUS Non-Voting shares for each Clearnet share tendered, or any combination, subject to the aggregate consideration paid by TELUS being one-half cash and one-half TELUS Non-Voting shares. Tendering shareholders will be prorated depending upon the total number of shareholders electing to receive cash versus TELUS Non-Voting shares.

The offer price of C$70 per share represents a 53 per cent premium to the closing price (C$45.80; US$31.00) of the Clearnet Class A non-voting shares on Friday, August 18, 2000, the last trading day before the transaction was announced.

TELUS has entered into lock-up agreements with certain Clearnet shareholders holding an aggregate of more than 86 per cent of the voting interest in Clearnet and more than 30 per cent of the economic interest in Clearnet under which these shareholders have agreed to tender all of their Clearnet shares to the TELUS offer. If accepted by all shareholders, Clearnet shareholders will hold 18.5 per cent of TELUS shares outstanding.

Subject to the conditions described above, Nextel Communications, Inc., through Nextel International, Inc., and Motorola Canada Limited, two of Clearnet's major shareholders, have agreed to elect to receive TELUS Non-Voting shares in exchange for 100 per cent and 75 per cent, respectively, of the Clearnet shares that they own, representing a total of 22.5 million TELUS Non-Voting shares. Furthermore, Nextel and Motorola have agreed to a standstill on these shares for a period of up to one year following the closing date of the transaction.

TD Securities and J.P. Morgan & Co. Inc. acted as financial advisors for TELUS and have fully underwritten the debt component of the transaction's financing.

The Board of Directors of Clearnet, upon the recommendations of an independent committee of its directors established to consider TELUS's offer and of RBC Dominion Securities Inc., its financial advisor, has recommended the offer for approval by its shareholders. It is anticipated that the offer will be mailed to Clearnet shareholders in mid-September, 2000. The Support Agreement provides that Clearnet must pay a "break fee" to TELUS in certain circumstances. If an acquisition proposal emerges before August 29, 2000 and the Board of Directors of Clearnet recommends that proposal and TELUS does not match it, Clearnet will pay a break fee and the shareholders to the Lock Up agreements may tender to that proposal.

"This transaction has been structured with the optimum mix of cash and equity," said Darren Entwistle. "We wanted to ensure that after the closing of the transaction, TELUS would remain financially strong and would have the financial flexibility to finance its data and Internet initiatives to fuel the company's growth. We are committed to maintaining an investment grade credit rating. Our June 30, 2000 pro forma balance sheet after acquiring Clearnet shows net debt of C$7.6 billion and total shareholders equity of C$6.8 billion. We are maintaining our dividend, as we are committed to meet the expectations of our current shareholders.


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"George and I are very excited about the opportunities that lie ahead, and I look forward to working with him in his position as leader of our combined wireless operations," added Entwistle. "We believe these two companies are a great fit. We share a common vision of our industry's future, we have compatible wireless technology and together we are the leading national player - TELUS is the wireless leader in Western Canada, while Clearnet has a powerful presence in Eastern Canada."

Clearnet brings to TELUS more than 2,600 team members with an exceptionally strong entrepreneurial culture. "Our national employee team is renowned for its talent, motivation and commitment to leading the wireless industry," said George Cope. "We look forward to joining with TELUS's experienced team of wireless professionals in the implementation of the new wireless voice, data and Internet strategy of our combined entity."

Leading Edge Digital Wireless Solutions
By operating its own national digital wireless network, TELUS will be able to compete more aggressively for wireless customers across Canada. Clearnet and TELUS's wireless operations offer compatible digital PCS services based on the same leading-edge CDMA digital wireless technology. Clearnet also brings to the combined wireless entity the unique Mike network, a powerful multifunctional wireless tool aimed at the business market. Clearnet's fast-growing Mike network boasts the highest average revenue per unit in the Canadian wireless industry.

Both companies bring strategic partnerships with key U.S. wireless carriers to their combined wireless operation. Clearnet's partner Nextel Communications, Inc. (NASDAQ: NXTL), provider of the largest guaranteed all-digital wireless network in the United States, offers, with Nextel Partners, Inc. (NASDAQ: NXTP), Mike clients seamless coverage in 98 of the top 100 U.S. markets. TELUS has a partnership with Verizon (NYSE: VZ) through GTE Corporation, which is a member in the Verizon Wireless joint venture, the largest wireless service provider in the United States. Through this partnership, TELUS will be able to provide its cellular and PCS customers seamless, single-rate roaming North America wide.

Through this transaction, TELUS avoids the expense and uncertainties involved in building out its own cross-Canada wireless network and in developing its own wireless organization in Eastern Canada. The combination of Clearnet and TELUS networks will allow TELUS to compete in the wireless market on a national scale approximately three years sooner than if it had decided to build its own network. As well, the synergies in this transaction, including tax-losses carried forward, operating and revenue synergies, are estimated at approximately C$2.1 billion to C$2.4 billion.

The transaction is expected to be completed in October, 2000.

Forward Looking Statements

Some statements in this document look forward in time and deal with other than historical or current facts for TELUS and Clearnet. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations, including but not limited to, the risks associated with: general business conditions in Canada and the companies' service territories in Canada; competition on wireless services (cellular), local and long distance services, data and internet services and within the Canadian telecommunications industry generally; adverse regulatory action; technological change; taxation; availability of sufficient


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funding; and generation of operating cashflow sufficient to provide financial viability. For additional information with respect to certain of these and other factors, see the reports filed by TELUS and Clearnet with Canadian provincial securities commissions and the United States Securities and Exchange Commission. TELUS and Clearnet disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the offer to exchange/prospectus, the solicitation/recommendation statement on Schedule 14D-9 and other offer documentation regarding the transaction to be filed with Canadian provincial securities commissions and the United States Securities and Exchange Commission, as they will contain important information. Security holders may obtain a free copy of the offer to exchange/prospectus (when available) and other related documents filed by TELUS and Clearnet at the SEC's Web site at www.sec.gov and the SEDAR Web site at www.sedar.com. When available, the offer to exchange/prospectus and the other documents may also be obtained from TELUS, Attention: TELUS Corporation Investor Relations, Floor 30-D, 10020-100 Street, Edmonton, AB T5J 0N5.